Mail Stop 4561

      April 19, 2006



Mr. John W. Alvey
Chief Financial and Accounting Officer
Maxus Realty Trust, Inc.
104 Armour
North Kansas City, Missouri  64116

Re:	Maxus Realty Trust, Inc.
Form 10-KSB for the fiscal year ended December 31, 2005
      File No. 0-13754

Dear Mr. Alvey:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2005 Consolidated Statements of Cash Flows, page F-5
1. We note that you have disclosed insurance settlements received within your schedule of non-cash items and we do not understand why you have chosen to account for the proceeds in such fashion. Please restate your 2005 consolidated statement of cash flows within an amended filing to classify the cash proceeds received directly within the statement. Reference is made to paragraph 22 c. of SFAS 95. Contingencies, page F-12
2. With respect to the 2004 sale of the ACI Building, please help us to better understand why you deferred approximately $1.1 million of the gain and your basis in GAAP for this accounting treatment. Additionally, please advise us how you considered the indemnification agreement which indemnified you for all costs related to the sale transaction charged by the lender (except for a small portion which
ACI Financing agreed to be responsible for if the lender charged a Make Whole Premium), including Make Whole Premiums, in determining to defer the $1.1 million gain.
Involuntary Conversions, page F-17
3. Based on your disclosure, it appears to be your belief that insurance proceeds related to property damage at the Waverly Apartments will at least equal the book value of that property and that insurance proceeds related to property damage at the Arbor Gates
Apartments ("Arbor Gates") will at least be equal to the amount of property damages suffered at Arbor Gates. In order to help us better understand your accounting for these involuntary conversions, please confirm the above and that you have booked the insurance claims receivable in the amount of $560,000 under the belief that you have not suffered an impairment to the carrying value of the two affected properties. Additionally, please tell us if you have removed the carrying value of the Waverly Apartments and the damaged portion of
Arbor Gates from the investment property accounts on your balance sheet or otherwise explain how you have accounted for the involuntary conversions.
4. We note your disclosure that the property lender has considered the Waverly Apartments to be a total loss and that the property is not suitable for occupancy. It appears to us, under the guidance of
SFAS 144, that the Waverly Apartments are abandoned property that has been disposed of as a result of the hurricane. Please advise what consideration you have given to reporting the operations at the Waverly Apartments as discontinued operations. Reference is made to paragraphs 27 to 28 and 41 to 44 of SFAS 144.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



Mr. John Alvey
Maxus Realty Trust, Inc.
April 19, 2006
Page 4